Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Three Months Ended March 31, 2011 (Unaudited)	Years Ended December 31,
		2010	2009	2008	2007	2006
Earnings

Income before income taxes	$447	$769	$552	$494	$759	$799

Interest expense	51	233	241	220	266	303

Portion of rents representative of the interest factor	37	140	132	145	162	162

	$535	$1,142	$925	$859	$1,187	$1,264

Fixed Charges

Interest expense	$51	$233	$241	$220	$266	$303

Portion of rents representative of the interest factor	37	140	132	145	162	162

	$88	$373	$373	$365	$428	$465

Ratio of Earnings to Fixed Charges	6.1	3.1	2.5	2.4	2.8	2.7